UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                               CNS Response, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12619C101
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                                 (CUSIP Number)

                                 Brian MacDonald
                                2755 Bristol St.
                              Costa Mesa, CA 92626
                                 (949) 248-5461
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 7, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 6)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 12619C101                                                  PAGE 2 OF 6

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BRIAN MACDONALD
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                2,036,523
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY               0
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              2,036,523
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           2,036,523
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           8.0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           IN
---------- ---------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of CNS Response, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2755 Bristol St., Costa Mesa, California 92626.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed individually by Brian MacDonald, a citizen of the United States ("MacDonald"), whose present principal occupation is Director of Operations for the Company. The principal business address of MacDonald is 2755 Bristol St., Costa Mesa, California 92626. During the last five years, MacDonald has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

MERGER AGREEMENT

         The closing (the "Closing") of the transactions contemplated by that certain Merger Agreement dated January 16, 2007, as amended on February 23, 2007 (the "Merger Agreement"), by and among the Company, CNS Response, Inc., a California corporation ("CNSR California"), and CNS Merger Corporation, a California corporation and a wholly-owned subsidiary of the Company ("MergerCo") occurred on March 7, 2007. Pursuant to the Merger Agreement, the Company acquired CNSR California in a merger transaction wherein MergerCo merged with and into CNSR California, with CNSR California being the surviving corporation (the "Merger"). The Company issued an aggregate of 17,744,625 shares of its Common Stock to the stockholders of CNSR California in exchange for 100% ownership of CNSR California. Additionally, the Company assumed an aggregate of 8,407,517 options to purchase shares of Common Stock and warrants to purchase shares of Common Stock on the same terms and conditions as previously issued by CNSR California. Of these equity securities, as a former shareholder of CNSR California, MacDonald received 1,293,859 shares of Common Stock, and options to purchase 742,664 shares of Common Stock, which are fully vested as of the date hereof. After the Closing, CNSR California became the Company's wholly-owned subsidiary. On the same date, the Company changed its name from Strativation, Inc. to CNS Response, Inc.

PRIVATE PLACEMENT TRANSACTION

         On March 7, 2007, simultaneous with the closing of the Merger, the Company received gross proceeds of approximately $7,008,450 in a private placement transaction (the "Private Placement") with institutional investors and other high net worth individuals ("Investors"). Pursuant to Subscription Agreements entered into with these Investors, the Company sold 5,840,374 Investment Units, at $1.20 per Investment Unit. Each "Investment Unit" consists of one share of the Company's Common Stock, and a five year non-callable warrant to purchase three-tenths of one share of the Company's Common Stock, at an exercise price of $1.80 per share (the "Investor Warrant"). The Company may agree to sell additional Investment Units for a period of 45 days following March 7, 2007, so that the gross proceeds from the offering may be in excess of $7,008,450. The percentage ownership of Common Stock by MacDonald in this report takes into account the Common Stock issued to the Investors in the Private Placement.

         The beneficial ownership of the Company's Common Stock reported in this
Schedule 13D by MacDonald is based on MacDonald's ownership of 1,293,859 shares of Common Stock, and options to purchase 742,664 shares of Common Stock, which are fully vested as of the date hereof, and assumes a total of 25,434,854 shares of the Company's Common Stock issued and outstanding as of March 19, 2007.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.

         All of the 1,293,859 shares of Common Stock and options to purchase 742,664 shares of Common Stock to which this Schedule 13D relates are held by MacDonald as an investment. MacDonald is not a member of a group relating to the Issuer. As a result of the Closing, and taking into account the Private Placement, MacDonald owns 8.0% of the issued and outstanding shares of Common Stock of the Company, which is the only class of voting security which the Company has issued and outstanding as of the date hereof.

         Other than as described in this Schedule 13D, MacDonald does not have any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of March 19, 2007, MacDonald beneficially owned 2,036,523 shares of the Company's Common Stock (the "MacDonald Shares). Assuming a total of 25,434,854 shares of the Company's Common Stock outstanding as of March 9, 2007, the MacDonald Shares constitute approximately 8.0% of the shares of the Company's Common Stock issued and outstanding. MacDonald has the sole power to vote and dispose of the MacDonald Shares.

         Transactions by the Reporting Person in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated: March 19, 2007                       /s/ Brian MacDonald
                                            ------------------------------------
                                            Brian MacDonald